The Board's Assertion That Permit/Hestia Have Insisted on Kurt Wolf Joining the Board Are Simply Not True

Permit/Hestia have long advocated for stockholder representation on the Board, and were actively encouraging the Company to recruit other stockholders to fill the role if that was more acceptable to the Board. The following email is one of many examples of this message clearly being delivered to the Company:

Kurt Wolf

From:	John Broderick <John.Broderick@permitcap.com>
Sent:	Tuesday, March 10, 2020 6:12 PM
To:	George Sherman; Jim Bell
Cc:	Kurt Wolf
Subject:	Thanks

George and Jim:

Thanks for the call. We appreciate your time.
As we discussed, we think the Board would benefit from a shareholder serving as a member. We didn't mention it on the call, but we think that shareholder should be an active manager (i.e., not an index fund representative) for whom the performance of the stock is material to the overall performance of his/her fund.

Best,

Kurt and John

The Board seems intent on spreading falsehoods about investors rather than defending their woeful record

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